Exhibit 4.3

[Date]

PRIVATE & CONFIDENTIAL

[Name]

[Address]

EMPLOYMENT AGREEMENT

Dear [                ],

We are pleased to present you with offer of employment, subject to the terms and conditions outlined in this Employment Agreement and the attached Appendices [                 ]. These collectively constitute the “Agreement” between you and [                 ] (the “Company”), a company duly incorporated and existing under the laws of [the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong” or “HK”)] whose registered address is [                ].

1.	Appointment

You will be appointed to the position of [                 ], [                ], or any other positions as the Company may reasonably designate to you as may be suitable to your background.

This appointment is subject to the satisfactory outcome of a pre-employment reference and probity check by the Company, and the precondition that you have obtained a valid work visa to take up any employment in Hong Kong. Your appointment will be effective from    [                ] or the date when your work visa becomes valid, whichever is the later (the “Commencement Date”). Your appointment will continue until it is terminated in accordance with Clause 5 thereof, or the date when your work visa ceases to be valid or renewed by the relevant authority, whichever is earlier. The period from the Employment Commencement Date until the termination of your employment is hereinafter referred to as the “Term”.

Your employment entity is the Company. You hereby confirm to the Company that you have not been rejected for a work visa by Hong Kong authorities before.

You will be under a probation period of [                 ] months from Commencement Date. However, the Company may extend it for a further [                 ] months (the original probationary period together with any extension thereof are collectively referred as “probationary period”). During the probationary period, your employment may be terminated by either party giving to the other one month’s notice, or payment in lieu of the one month’s notice at the election of the terminating party.

2.	Remuneration

Your base salary will be HKD [                 ] per month (the “Base Salary”). This is payable in arrears on or before the end of each month, provided that your first month’s base salary may be subject to a delay depending on the processing time required by your bank to validate payment instructions from the Company. Any such delay will not exceed 7 days following the end of your first month of employment. If you are requested to serve as a director or an officer of any additional Group Company and you agree to do so, you will do so for no extra remuneration.

Like any other employees of the Company, you shall be responsible for your own income tax in Hong Kong and any other jurisdiction(s) which you may be subject to depending on your circumstances. You are advised to seek independent professional advice should you believe you are subject to any foreign income tax and/or eligible to any double tax relief treatments.

Your base salary will be reviewed annually, in accordance with Company policy which is subject to periodic review. Please note that salary review may not necessarily result in an increase of your Base Salary as this is at the discretion of the Company and is subject to performance and business conditions. To be eligible for your first annual base salary review, you must have completed at least six months of employment with the Company when its annual salary review process is completed.

You will be eligible to participate in the relevant discretionary [                 ] Plan (“Plan”) in accordance with prevailing terms and conditions, as relevant and applicable to your position. The Annual Bonus is at the sole discretion of the Company, and is based on the Company and you having achieved certain targeted financial, organizational, strategic, personal and/or other objectives to be set by the Company. Payment of Annual Bonus shall also take into account the overall performance of the Parent Company (as defined in Appendix 2) and your individual performance.

The Plan is an absolute discretionary plan and is not an entitlement. The rules and terms relating to the Plan (including without limitation, the target opportunity, the terms of payment and the continuation of the Bonus Plan) are at the discretion of and subject to the approval of management and/or the Compensation Committee of the Board of Directors and may be amended from time to time at its discretion.

Subject to applicable Company Policy, which may be amended from time to time, and other prevailing terms and conditions of the Plan, you shall not be eligible to participate in the Plan if you:

(i)	are not actively working on payment date (i.e. you are on Garden Leave, etc.);

(ii)	have served termination notice or have been served termination notice by the Company on or before payment date; or

(iii)	have an unsatisfactory performance rating and/or are subject to any disciplinary action (including without limitation any final written warning) during the Plan’s relevant cycle.

3.	Employee Benefits

You will be provided with a personalized Employee Benefits Plan applicable for your position, which is summarized in [                ]. Our policies concerning employee benefits are subject to periodic review.

4.	Exemption of working hours

You agree that the appointed position is a management role. You acknowledge that, due to the inherent nature and responsibilities of the role, you may be required to work over and beyond a regular business schedule. You therefore agree to waive the normal business hours from 9:00 a.m. to 6:00 p.m., Monday to Friday.

Furthermore, you acknowledge that your appointment does not encompass any overtime pay, even though you may be required to work outside normal business hours. Notwithstanding this, your statutory rights and entitlement to rest days, holiday and paid leave will be unaffected.

5.	Termination of Employment

Your employment may be terminated in any of the following circumstances:

a)	During the probation period, by either party giving the other not less than one month’s prior written notice, or payment in lieu of such notice.

b)	After completing the probation period, by either party giving to the other not less than 6 months prior written notice, or payment in lieu of such notice.

c)	On immediate written notice if your employment is terminated for Cause, in which case you will have no claim for damages or any other remedy against the Company.

d)

Your employment with the Company shall terminate automatically on the date of your death. In the event of termination of your employment by reason of your death, the Company shall pay you (or your estate, as applicable) the accrued amounts in relation to your employment with the Company.

e)

Notwithstanding any other provision in this Agreement, if the Company wishes to terminate your employment without Cause within the first of [                 ] years of your employment (the “Relevant Period”), the Company shall provide you with:

either a prior written notice for a period

i)	of 6 months; or

ii)	equivalent to the balance of the Relevant Period as from the date of the written notice, whichever is greater;

or payment of the Base Salary in lieu thereof.

Please refer to Clause 5 in Appendix 2 for further terms and conditions.

6.	Governing Law

This Employment Agreement and the attached Appendices [                 ] are governed by and shall be interpreted and construed in accordance with the laws of Hong Kong. The parties agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong in the event of any dispute, claim or matter arising from the Agreement.

It should be noted that headings to the clauses contained in the Agreement are inserted for convenience only and shall not affect the construction of the Agreement. The terms and conditions of your employment are considered confidential and should not be disclosed to any unauthorized parties.

If the foregoing concurs with your understanding of the terms and conditions of Employment, please sign and return the duplicate original of this Agreement to Human Resources Department, initialing each page, to signify your understanding, acceptance and agreement.

We would like to take this opportunity to congratulate you on your new position, and we are looking forward to working with you and welcoming you to our team.

For and on behalf of	Accepted and agreed by:
[ ]	[ ]

[ ]	Nationality: [ ]
Authorized Signatory	Passport/ID Card No.: [ ]
Date:

Enclosure:	Terms and Conditions

Other Terms and Conditions

1.	Conditions of the Offer of Employment and Regulatory Approval

i)	This offer of employment is subject to the satisfactory outcome of the following Conditions Precedent:

a)	the approval of the Compensation Committee of the Board of Directors;

b)	your possession of a valid working visa in Hong Kong or a permanent Hong Kong ID (as applicable);

c)	submission and receipt of satisfactory outcome of reference and probity checks, and other due diligence matters by the Company; and

d)

provision of full satisfaction of all your obligations, undertakings, claims, and responsibilities with your former employer or securing a valid written waiver of such obligations, undertakings, claims and responsibilities from your former employer;

ii)

Your Employment shall continue to be subject to the Company’s security checks and may be conditional upon you holding and maintaining a relevant license issued by a relevant regulatory authority, including any regulatory authority in Hong Kong or Macau.

iii)

You must advise the Company of any past or present criminal charges and/or convictions against you, any involvement as a party in any civil and/or bankruptcy proceedings regardless of the stage of proceedings, any judgments or orders made against you, or any changes in your personal particulars including your name, address, place of residence, marital status and/or working visa status. Failure to give the Company timely advice on these matters may lead to investigation, warning, suspension, and in more extreme situations disciplinary actions which may lead to termination of your Employment.

iv)	Your production of such other items or compliance of any requirements as may be required by the Company, law or local regulations.

2.	Duties and Responsibilities

a)

You must at all times comply with the Company’s Group Policies and Procedures as in force from time to time. Such Policies and Procedures shall be deemed to form part of the Agreement. Some of the Company’s Group Policies and Procedures provide that a failure to comply may result in disciplinary or other action being taken by the Company. You must familiarize yourself with all Policies and Procedures applicable to you and comply with them. This appointment is subject to your compliance with the Code of Business Conduct and Ethics of the Company.

b)

During your Employment, no private software or personal files may be installed or used in the Company’s and/or the relevant Group Company’s user units, application servers, computer terminals or workstations.

c)

During your Employment, you are prohibited from using or downloading any software from the Company server and/or a Group Company’s server to any of your private computers, servers computer terminals, workstations, data centres, websites, or any electronic, magnetic and/or optical storage devices.

d)	Exclusive Services: During the Term of your Employment, you shall:

i) devote your full working time, attention and skill to your duties stated in the Agreement;

ii) faithfully serve the Company and the Group;

iii) properly perform your duties and exercise your powers in the best interest of the Company and the Group;

iv) comply with the Group’s policies and procedures as determined or varied from time to time and that such policies and procedures shall form part of the Agreement. Some of the Group’s policies and procedures provide that failure to comply may result in disciplinary or other action taken by the Company. You must familiarize yourself with all policies and procedures to ensure compliance. The appointment is subject to your agreement to the Code of Business Conduct and Ethics.

v) in all respects, conform to and comply with the lawful directions and instructions given to you by your supervisor and/or the Company and shall use your best efforts to promote and serve the interests and reputation of the Company and the Group Company.

vi) comply with the Company’s normal hours of work. You may from time to time, due to the work load of the Group’s business, be required to work beyond the normal business hours of the Company. You agree that there will be no overtime payment or extra remuneration or compensation time off in this regard.

vii) be prohibited, directly or indirectly, from rendering services to any other person or organization without the consent of the supervisor and/or the Company or otherwise from engaging in activities that would interfere with the faithful performance of your duties hereunder.

e)	Other Duties:

(i)	You agree that:

a.

the Company may require you to perform duties for any other Group Company whether for the whole or part of your working time. In performing those duties, Clause 2(d) of this Appendix will apply as if references to the Company are to the appropriate Group Company; and

b.

you will keep your immediate supervisor, to be advised by the Company from time to time (“Supervisor”), and/or the Company, fully informed of your conduct of the business, finances or affairs of the Company and other Group Companies in a prompt and timely manner.

(ii)

You will, based on your best information and knowledge, promptly disclose to the Supervisor and/or Company full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant Group Company or to the interests or reputation of any Group Company.

(iii)

The Company will remain responsible for the payments and benefits you are entitled to receive under this Agreement. Save for those matters that are expressly contemplated and dealt with in this Agreement, your entitlements and obligations shall be governed by and subject to the Company’s internal codes, practices, policies and procedures as may be in place from time to time.

3.	Place of Work

Your principal place of work will be in Hong Kong. You may be required to travel internationally to any of the overseas offices of the Group or other destinations as required by the Company and/or the relevant Group Company with the approval of management.

4.	Confidentiality

a)

During the course of your Employment (unless necessary for the performance of your duties hereunder or unless with prior written consent of the Company) and after its termination, you will not directly or indirectly divulge, disclose or communicate to any person, firm or corporation in any manner whatsoever any Confidential Information which may have come to your knowledge during your Employment, and you will not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company, the Shareholders or any Group Companies.

b)

In the event you become legally compelled to disclose any Confidential Information, you shall provide the Company with prompt written notice so that the Company, the relevant Group Company or the relevant Shareholder may seek a protective order or other appropriate remedy. If such protective order or other remedy is not obtained, you shall disclose only that portion of the Confidential Information you are legally compelled to disclose or take only such action as is legally required by binding order and shall exercise your reasonable efforts to obtain reliable assurance that confidential treatment shall be accorded to any such Confidential Information. The Company shall promptly pay (upon receipt of invoices and any other documentation as may be requested by the Company) all reasonable expenses and fees incurred by you, including attorneys’ fees, in connection with your compliance with the foregoing obligation.

c)

All written documents and other tangible sources of Confidential Information relating to the Company, the Shareholders or any Group Company or their business shall belong to the Company, such Shareholder and/or Group Company (as the case may be), and shall be returned to it/them if requested, and in any event, immediately upon the termination of your employment.

5.	Termination of Employment and Garden Leave

a)

If your Employment is terminated by one party serving notice on the other, or if you purport to terminate the Employment in breach of contract, the Company may in its absolute discretion by written notice require you not to attend work (or to perform only specified services) until your employment ends, subject to Company rules or any applicable policy.

b)

During any period for which the Company exercises its rights under Clause 5 (a) (“Garden Leave”), the Company shall not be obliged to provide you with any work or vest any powers in you and you shall have no right to perform any services for the Company. Notwithstanding that, during the Garden Leave, you shall continue to comply with all your obligations towards the Company and, if so requested by the Company, you shall attend your place of work and perform any specified duties required by the Company.

c)	During any period of Garden Leave, you will:

i)	continue to receive your Base Salary and your contractual benefits (for the avoidance of doubt you will not be entitled to any other benefits that may be provided by the Company from time to time);

ii)	remain an employee of the Company and be bound by the terms of this Agreement;

iii)	not, without the prior written consent of the Company or otherwise at the request of the Company, attend your place of work or any other premises of the Company or any other Group Company;

iv)

not, without the prior written consent of the Company, contact or deal with (or attempt contact or deal with) any officer, employee, consultant, client, customer, supplier, agent, distributor, shareholder, adviser or other business contact of the Company or any other Group Company; and

v)	(except during any periods taken as holiday in the usual way) ensure that the Company knows where you are and how you can be contacted during working hours.

d)	During the Garden Leave you may still be terminated summarily for cause.

e)

If your employment is terminated by one party serving notice on the other, or if you purport to terminate the Employment in breach of this Agreement, the Company may at its absolute discretion alter your duties and/or transfer you to another role (such transfer may involve a relocation if agreed) until your employment ends provided that:

i)	you have necessary skills and competence to perform the duties of the new role; and

ii)	your Base Salary remains unchanged.

f)

The Company may suspend you from employment on full Base Salary at any time to investigate any matter in which the Company reasonably believes you are implicated or involved (whether directly or indirectly) and which might amount to Cause.

g)	Upon termination of your employment or at the start of any Garden Leave (whichever is earlier):

i)

you shall forthwith cease to use all software of the Company and/or the relevant Group Company and shall not delete or remove such items from such company’s user units, application servers, computer terminals, workstations, data files, designated sites or printed, electronic, magnetic or optical storage device;

ii)

you must delete all information relating to the business of the Company or any other Group Company stored on any magnetic or optical disk or memory and all matter derived from such sources which is in your possession, custody, care or control outside the premises of the Company or any other Group Company;

iii)

you must return to the Company or the relevant Group Company all materials, records and other information (in written, oral, visual or electronic form or on any magnetic or optical disk or memory and wherever located) made, compiled or acquired by you during your Employment and relating to the Company or any other Group Company or its or their business contacts, any keys, credit cards and any other property at the Company or any other Group Company which is in your possession, custody, care or control;

iv)	upon the request of the Company, you shall confirm in writing your compliance with your obligations under this Clause 5 (g).

6. Restrictions after Termination of Employment

a)

You are likely to have obtained trade secrets and confidential information and personal knowledge of and influence over suppliers, customers, consultants and employees of the Group Companies during the course of the Employment. To protect these interests of the Company, you agree with the Company that you will not during the Restricted Period, directly or indirectly, on your own account or on behalf of or in association with any person:

i)

be engaged, concerned, interested or otherwise involved in any Capacity with any business carried on within the Restricted Area which is (or intends to be) wholly or partly similar to or in competition with any Restricted Business (save as the holder as a passive investor only of not more than 5% of the issued ordinary shares of any company listed on NASDAQ or any other recognized investment exchange);

ii)

be engaged, concerned, interested or otherwise involved in any Capacity with any business carried on within the Other Restricted Area which is (or intends to be) wholly or partly similar to or in competition with any Restricted Business (save as the holder as a passive investor only of not more than 5% if the issued ordinary shares of any company listed on NASDAQ or any other recognized investment exchange);

iii)

solicit or seek or endeavour to entice away from any Group Company any business orders or customs of any Customer with a view to providing services to that Customer in competition with or similar to any Restricted Business in whole or in part;

iv)

induce, solicit or entice or endeavour to induce, solicit or entice away from any Group Company any Restricted Employee or offer employment or engagement to any Restricted Employee with a view to the specific knowledge or skills of such person being used by or for the benefit of any person carrying on business which is (or intends to be) similar to or in competition with the Restricted Business in whole or in part; and

v)

induce, solicit or entice or endeavour to induce, solicit or entice away from any Group Company anyone (other than any Restricted Employee) in the engagement or employment by any Group Company or offer employment or engagement to such person with a view to the specific knowledge or skills of such person being used by or for the benefit of any person carrying on business which is (or intends to be) similar to or in competition with the Restricted Business in whole or in part.

b)

Each of the paragraphs contained in Clause 6 (a) constitutes an entirely separate, independent and severable covenant. If any covenant is found to be invalid or unenforceable, this will not affect the validity or enforceability of any of the other covenants. While you and the Company consider the restrictions set out in Clause 6 (a) to be reasonable and necessary in all the circumstances for the protection of the legitimate interests of the Group, it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Group but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner, then the restrictions set out in Clause 6 (a) shall apply with such deletions or restrictions or limitations as the case may be.

c)

Following the Last Employment Date, you will not represent yourself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

d)

Any benefit given or deemed to be given by you to any Group Company under the terms hereof is received and held on trust by the Company for the relevant Group Company. You will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

e)

Part of your remuneration payable under this Agreement is paid in consideration for your undertakings hereunder. You agree that the provisions of this clause are reasonable and necessary for the protection of the legitimate interests and the goodwill of the Company, do not unduly restrict your ability to find appropriate employment after leaving the Company’s employment, and go no further than is necessary to protect the Company’s legitimate business interests.

7.	Surveillance and Data Privacy

a)	Surveillance

You understand that the Company (and the Parent Company, the Shareholders or other Group Company where applicable) will operate surveillance devices in and about their properties and at any equivalent overseas property due to operation necessities. You acknowledge and consent to the lawful:

i)	audio, optical and other surveillance of your activities, including monitoring and recording of your conversations; and

ii)

collection and use of your personal data by the Company, transfer to other Group Companies, for all purposes relating to your Employment, including, without limitation, administering and maintaining personnel records, paying and reviewing salary and other remuneration and benefits, providing and administering benefits, undertaking performance appraisals and reviews, maintaining sickness and other absence records, taking decisions as to your fitness for work, providing information and references to future employers, and if necessary, governmental and quasi-government bodies, providing information to future purchasers and potential purchasers of the Company or any other Group Company, transferring information concerning you outside Hong Kong and Macau, and the lawful monitoring of communications via the Company’s or any other Group Company’s system.

c)	Data Privacy:

For the purposes of the Personal Data (Privacy) Ordinance, its implementing rules, regulations and policies as may be in force or amended from time to time, you, throughout the Term, give your express written consent to the collection, processing and use of your personal data by the Company and other Group Companies for all purposes relating to the Employment, which may include (but not be limited to) the use of such personal data in the systems or database of the Company’s Human Resource Department, Information Technology Department and Investigations Department, among others, whether such systems are presently used, or may be used in the future.

You agree and hereby consent to collection and use of your personal data by the Company, transfer to other Group Companies, for all purposes relating to your Employment, including, without limitation, administering and maintaining personnel records, paying and reviewing salary and other remuneration and benefits, providing and administering benefits, undertaking performance appraisals and reviews, maintaining sickness and other absence records, taking decisions as to your fitness for work, providing information and references to future employers, and if necessary, governmental and quasi-government bodies, providing information to future purchasers and potential purchasers of the Company or any other Group Company, transferring information concerning you outside Hong Kong and/or Macau SAR, and the lawful monitoring of communications via the Company’s or any other Group Company’s system.

8.	Other Terms and Conditions

The Company reserves the right to transfer you during the course of Employment between the Group Companies and/or companies within the Shareholders’ group to meet business requirements or for operational reasons. Upon acceptance by you, such transfer will be constructed as a continuation of employment under this Agreement (subject only to the change of the employment entity and, if applicable, any adjusted terms to be mutually agreed between the parties).

9.	Intellectual Property Rights

a)

You hereby agree that any Intellectual Property Rights (as defined below) either alone or jointly with others created, generated, made, conceived, authored, developed or acquired by you at any time (whether or not during normal working hours) during the Term, made in the course of the Employment, or made in conjunction with or in any way affecting or relating to the business of the Company or of any of its affiliates or capable of being used or adapted for use therein or in conjunction therewith, shall forthwith be disclosed immediately to the Company and shall belong to and be the absolute property of the Company or any of its affiliate as the Company may direct.

b)

You hereby irrevocably assign, transfer and convey to the Company without further consideration all of its right, title and interest in such Intellectual Property Rights. You agree to execute any documents or take any other actions as may reasonably be necessary, or as the Company may reasonably request, to perfect the Company’s ownership of any such Intellectual Property Rights, without additional consideration and regardless of whether during or after the Term.

c)

You hereby waive unconditionally and irrevocably all of your moral rights and rights of a similar nature (including those rights arising under laws) in respect of any work (including works which may come into existence after the date hereof) in which copyright may subsist, created by you during the employment in each jurisdiction throughout the world, to the extent that such rights may be waived in each respective jurisdiction. This waiver extends to any and all acts of the Company and its successors, assigns and licensees and acts of third persons done with the authority of the Company and its successors and assigns.

d)

You agree, covenant and undertake that any Intellectual Property made, or discovered, or otherwise obtained by you as defined in section (a) above shall not and does not infringe any third party rights, or put the Company or the Group into disrepute, and shall be original.

e)

For the purposes of this Agreement, the term “Intellectual Property Rights” means a category of tangible and intangible rights protecting commercially valuable products of the human intellect covering industrial property rights, unfair competition and copyrights, including but not limited to: trademarks, trade names, service marks, designs, character names, domain names, business names, patent rights, inventions, confidential information and trade secret rights, know how, publicity rights, copy and moral rights, rights against unfair competition, database rights, topography rights, photographs, electronic video or images, all computer generated drawings and designs in their original format or design rights or any rights similar or analogous to any of the foregoing whether registered or unregistered or any right or any application for registration of the same or interest of any kind arising out of or created in respect of any of the foregoing together with rights in logos, symbols, emblems, insignia, trade dress, know-how and other identifying material and any other similar industrial and intellectual property in any country in the world, in, or arising as a result of, the provision of the Employment, including any such rights not yet in existence.

f)	This clause shall survive after the termination of this Agreement.

10.	Prohibition of Gambling and Responsible Gaming Commitment

a)

Except with the written permission of the CEO of the Group or his authorized delegate, you acknowledge that during your Employment and for a six month period following the expiration of the Term, you are prohibited from gambling at any gaming facility or operation (including any electronic or internet-based gaming facility or operation) operated or offered by the Company or any of the Group Companies. The Company will strictly enforce this prohibition and any contravention may subject you to disciplinary action (including termination of employment for cause).

b)

If you serve as a director on the board of the Group’s Macau gaming concession holder, you note that you will be prohibited from gambling at any gaming facility or operation in Macau by Macau law and you agree to comply with such law.

c)

The Company is fully committed in promoting responsible gaming and a healthy lifestyle for its staff and families. In this regard, the Company strongly believes that a person working for the gaming industry or its ancillary industries should not use its free time to gamble or to go to casinos. As part of the Company´s pro-active approach to responsible gaming we strongly recommend that while not on duty and during your free time you do not gamble and do not go to casinos or other gaming facility operations such as slots machines clubs.

11.	No Conflicting Agreement

You represent and warrant to the Company that:

a)	you have not taken, and/or will return or (with the consent of your former employer) destroy without retaining copies, all proprietary and confidential materials of your former employer;

b)	you have not used any confidential, proprietary or trade secret information in violation of any contractual or common law obligation to your former employer;

c)

except as previously disclosed to the Company in writing, you are not party to any agreement, whether written or oral, that would prevent or restrict you from engaging in activities competitive with the activities of your former employer, from directly or indirectly soliciting any employee, client or customer to leave the employ of, or transfer its business away from, your former employer or, if you are subject to such an agreement or policy, you have complied with it; and

d)

you are not a party to any agreement, whether written or oral, that would be breached by or would prevent or interfere with the execution by you of this Agreement or the fulfillment by the you of your obligations hereunder.

The Company represents and warrants to you that:

a)	upon execution, this Agreement will constitute a valid and binding obligation of the Company;

b)

the Company is not party to any agreement, whether written or oral, that would prevent or restrict it from entering into this Agreement or performing its obligations under this Agreement in accordance with the terms hereof; and

c)

the Company is not a party to any agreement, whether written or oral, that would be breached by or would prevent or interfere with the execution by the Company of this Agreement or the fulfillment by the Company of its obligations hereunder.

12.	Non-Assignability; Binding Agreement

a)	By the Employee. You shall not be permitted to assign this Agreement and any or all of the rights, duties, obligations or interests hereunder.

b)

By the Company. The Company may assign, transfer or otherwise dispose of any of its rights, interests or obligations under or in respect of this Agreement by way of security in favour of any lender or other financier, or any agent or trustee therefor, to the Company or any of its affiliates. You shall enter into such direct agreement or provide such acknowledgment and do such other things in connection therewith as any such lender, financier, agent or trustee may require.

c)

Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, any successors to or assigns of the Company and your heirs and the personal representatives of your estate.

13.	Amendment; Waiver

This Agreement may not be modified, amended or waived in any manner, except by an instrument in writing signed by you and the Company’s duly authorized representative.

The written waiver by you or the Company of compliance with any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

14.	Entire Agreement; Supersedes Previous Agreements

This Agreement contains the entire agreement and understanding between you and the Company and supersedes all other negotiations, commitments, agreements and writings with respect to your Employment.

You acknowledge that you have not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly stated therein. You agree and acknowledge that your only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this Agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this Agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

15.	Counterparts

This Agreement may be executed by you or the Company in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

16.	Definitions

Throughout this Agreement (including its Appendices), the following terms shall have the meanings set forth below unless the context clearly indicates the contrary:

•	“Base Salary” has the meaning given in this Agreement;

•	“Capacity” means as agent, consultant, director, employee, owner, partner, shareholder or in any other capacity;

•

“Cause” means (1) any serious breach by you of the terms of Employment, (2) continued failure to perform your duties and responsibilities of your job position to the standard reasonably required by the Company (or to follow a lawful order or direction of the Company), other than any such failure resulting from your sickness or disability, (3) serious misconduct, willful act or omission not done in good faith or in furtherance of the interests or business of the Company, (4) dishonesty, fraud, embezzlement or any other serious criminal offence committed by you (other than trivial traffic offence), (5) habitual neglect of your duties under the Agreement, (6) any act that brings disrepute to the Group and/or the Shareholders or such other mischief or unauthorized act as mentioned in the Employee Handbook and/or Group Company policies, or (7) any other ground on which the Company is entitled to terminate your Employment;

•	“Commencement Date” has the meaning given in the Employment Agreement;

•	“Company” means the employer company to the Agreement as set out in the opening paragraph of the Employment Agreement;

•

“Confidential Information” means all private, personal, confidential or proprietary information, tangible or intangible, owned by or pertaining to the Company, the Shareholders or any other Group Company, which information was learned or acquired by you as a result of the Employment with the Company. Without limiting the generality of the preceding sentence “Confidential Information” shall include, but not limited to, all the Company, the Shareholders or any other Group Company’s ideas, trade secrets, training programs and techniques, proprietary ideas and concepts, business methods, lists of customers, strategic plans, recipes, legal advice, financial, commercial or competitive information, technical knowledge, concepts, decisions, programs, processes, procedures, innovations, inventions, market intelligence and database information, secret formulas, player rating and credit line information, customer information and data, sales data, costs data, profit data, marketing methods, credit and collection techniques, strategic planning data and financial planning data, analyses, compilations, studies or other documents, whether prepared by you or not; however “Confidential Information” shall not include information or data that: (i) is or becomes generally available to the public, (ii) is or becomes available to you from a third party which is entitled to disclose it without restriction, or (iii) was known to you from previous business experience before the Employment;

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“Customer” means any person with whom you or anyone working under your supervision or control deals personally who, at the Last Employment Date, is negotiating with the Company or any Group Company for Restricted Business or with whom the Company or any Group Company has conducted any Restricted Business at any time during the final 12 months of the Employment;

•	“Employment” means the employment between you and the Company;

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“Group” means together (i) the Company, (ii) Parent Company and (iii) every company which is for the time being a direct or indirect Holding company or subsidiary of the Company or Parent Company or, in respect of which either the Company or Parent Company holds at least 30% of the voting rights;

•	“Group Company” means a member of the Group and the expression “Group Companies” will be interpreted accordingly;

•	“Holding Company” and “Subsidiary” have the meanings given in section 2 of the Companies Ordinance, Cap 622 of the Laws of the Hong Kong SAR ;

•	“Last Employment Date” means the date on which your Employment terminates for any reason whatsoever;

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“Melco Resorts (Macau) Limited” means a company in which the Parent Company is the major shareholder that is the holder of license to carry out games of fortune and chance and other games in casino in Macau;

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“Other Restricted Area” means any country, territory or region in Asia and Australasia, other than the Restricted Area, in which any competitor of the Company or any Group Company carries on or intends to carry on any business wholly or partly similar to or in competition with any Restricted Business as at the Last Employment Date;

•	“Parent Company” means Melco Resorts & Entertainment Limited;

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“Restricted Area” means Hong Kong, Macau, Philippines, Cyprus and any other country, territory or region in which the Company or any Group Company carries on or intends to carry on any Restricted Business as at the Last Employment Date;

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“Restricted Business” means and includes the operation of gaming machines and the ownership and/or management of gaming venues or casinos and all other commercial activities carried on or to be carried on by the Company or any other Group Company in which you worked or about which you knew Confidential Information to a material extent at any time during the final two years of the Employment;

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“Restricted Employee” means any person who is employed or engaged by any Group Company and who could damage the interests of any Group Company if he were involved in any Capacity in any business concern which competes with or is similar to any Restricted Business in whole or in part, and with whom you dealt in the course of your Employment;

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“Restricted Period” means the period of six months after the Last Employment Date for Clause 6 a) i) and Clause 6 a) ii); and the period of one year after the Last Employment Date for Clause 6 a) iii), Clause 6 a) iv), and Clause 6 a) v) respectively;

•	“Shareholder(s)” means any direct or indirect shareholders of the Company, including Melco International Development Limited, together with their respective subsidiaries, and their successors;

•	“You” and “you” means the employee to the Agreement as set out in the opening paragraph of the Employment Agreement.

Acknowledgement and acceptance of the terms of this Appendix 2 as part of the Agreement

Accepted and agreed by:

Name: [ ]
Nationality: [ ]
ID / Passport Type and No.: [ ]
Date: [ ]